GROUPE
CLARINS

RECEIVED

2008 SEP -9 A 8:33

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA

08004761

SUPPL

RE : Clarins File N° 82-02960

August 29th, 2008

Dear Sirs,

Enclosed is a copy of **Clarins Group 2008 first half results** submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

Pankaj CHANDARANA
Head of Investor Relations

PROCESSED
SEP 10 2008
THOMSON REUTERS

9/9

5/7, rue du Commandant Pilot, BP 174 • 92203 Neuilly-sur-Seine Cedex, FRANCE • Tél : +33 (0)1 47 38 12 12 • Fax : +33 (0)1 45 00 35 88
Société Anonyme à Directoire et Conseil de Surveillance au capital de 326 037 816 € • R.C. Nanterre B 775 668 155
www.clarins-finance.com

GROUPE

CLARINS

August 29, 2008

2008 FIRST HALF RESULTS

Consolidated financial highlights	1st half 2008	1st half 2007 (pro forma *)	Change at average exchange rates	Change at constant exchange rates	1st half 2007 (reported)
	In € million		In %		In € million
Net sales	485.7	494.3	- 1.8	+ 4.1	494.6
Operating profit	27.8	40.8	- 32.0	- 6.6	40.0
Net profit – Group share	24.0	36.7	- 34.6	- 13.8	36.7
Cash flow	58.4	54.0	+ 8.1	-	54.0
Net cash	148.4	129.2	+ 14.9	-	129.2
Stockholders' equity	844.7	773.2	+ 9.2	-	773.2
Capital expenditures	24.4	38.1	- 36.0	-	38.1
Change in working capital	36.4	32.2	+13.0	-	32.2

* Excluding Stella Cadente for income statement aggregates

In the 2008 first half, results were significantly impacted by unfavourable foreign exchange trends. This resulted in a negative translation effect of €28.9 million on Group sales and €10.4 million on operating profit.

Consolidated net sales in the period grew 4.1% at constant exchange rates driven by the performance of the skin care segment.

Operating profit declined 6.6% at constant exchange rates, reflecting primarily efforts devoted to promote sales combined with a relative weakness of activity in the perfume division and the reorganization of the Group.

The operating margin was 5.7%. Excluding the new brands' impact and translation effects, the Group had an operating margin of 8.1% versus 8.3% for the same period last year.

Net profit – Group share of €24.0 million, that included the impact of the termination of the Stella Cadente fragrance license, declined 34.6% at average exchange rates and 13.8% at constant exchange rates.

Cash flow generated did not fully cover operating working capital requirements, notably in response to high inventory levels. Despite this, the Group continues to have a particularly solid balance sheet with net cash of €148.4 million and stockholders' equity of €844.7 million after taking into consideration the revaluation of residual holdings in L'Occitane.

Given the sluggishness of cosmetics markets and the general worldwide economic slowdown, Clarins Group anticipates full-year sales growth of 4% at constant exchange rates. Results for the period should still be adversely affected by unfavourable foreign exchange trends, the continued worldwide economic downturn and the Group's strategy of maintaining the level of its advertising and promotional efforts.

CLR LISTED NYSE EURONEXT

Euronext Paris - Compartment A

Investor Relations Department – www.clarins-finance.com
Tel.: +33 1 46 41 41 25 – Fax: +33 1 45 00 35 88 – E-mail: finance@clarins.com

GROUPE
CLARINS

August 29, 2008

LETTER TO SHAREHOLDERS
2008 FIRST HALF RESULTS

Dear Shareholders,

In the 2008 first half, we had consolidated net sales of €485.7 million, up 4.1% at constant exchange rates. This growth was in large part driven by our core "skin care" business. "Perfume" and "make-up" sales were in contrast affected by fierce competition and a high comparison basis resulting from the significant number of launches in the prior period.

At constant exchange rates, operating profit would show a decline of 6.6% reflecting notably measures devoted to advertising and promotion combined with the relative sluggishness in perfume sales.

Foreign exchange trends also have a significant impact on first-half results with a negative translation effect of €28.9 million on sales and €10.4 million on operating profit. At average exchange rates, these items declined respectively 1.8% and 32.0%.

On a like-for-like basis (excluding new brands and translation effects), the Group's operating margin for the period was 8.1% versus 8.3% in the 2007 first half.

Net income of €23.9 million, that included the impact of the termination of the Stella Cadente fragrance license, declined 34.7% at average exchange rates and 13.8% at constant exchange rates.

Cash flow did not fully cover operating working capital requirements, notably due to high inventory levels. Despite this, the Group continues to have a particularly solid balance sheet with net cash of €148.4 million and stockholders' equity of nearly €845 million after taking into consideration the revaluation of residual holdings in L'Occitane.

In light of weak trends for the cosmetics market and a general worldwide economic slowdown, we anticipate full-year sales growth for 2008 of 4% at constant exchange rates, at the lower end of the initial 4%-6% guidance range. To meet the challenges of this competitive environment, the Group confirms its commitment to pursue the 2007 investment strategy focusing on defending and promoting its brands that will inevitably result in continued pressure on margins.

Finally, the 2008 first half was marked by the announcement of the simplified tender offer (Offre Publique d'Achat Simplifiée) for Clarins by the Courtin family through the holding company Financière F.C., for the purpose of delisting the Company's shares. This offer that was approved by the French financial market authority, the AMF, on August 1, gives you the possibility to sell your shares until September 16 (inclusive) at a price of €55.50 per share. This price, which presents a premium of 30% over the weighted average price for the month preceding the filing of the offer, was determined to represent a fair value by an independent expert.

We hope that you will take advantage of this offer that has been approved by your Supervisory Board.

Philip Shearer
Chairman of the Management Board

Consolidated financial highlights	1st half 2008	1st half 2007 (pro forma *)	Change at average exchange rates	Change at constant exchange rates	1st half 2007 (reported)
	In € million		In %		In € million
Net sales	485.7	494.3	-1.8	+ 4.1	494.6
Operating profit	27.8	40.8	-32.0	- 6.6	40.0
Net profit – Group share	24.0	36.7	-34.6	- 13.8	36.7
Cash flow	58.4	54.0	+8.1	-	54.0
Net cash	148.4	129.2	+14.9	-	129.2
Stockholders' equity	844.7	773.2	+9.2	-	773.2
Capital expenditures	24.4	38.1	-36.0	-	38.1
Change in working capital	36.4	32.2	+13.0	-	32.2

* Excluding Stella Cadente for income statement aggregates

1. NET SALES [(1)]

Net sales by Activity (excl. Stella Cadente)	1st half 2008	1st half 2007	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Beauty	346.1	342.0	+1.2	+7.6
Perfumes	139.6	152.3	-8.3	-3.7
Consolidated total	**485.7**	**494.3**	**-1.8**	**+4.1**

1.1 NET SALES BY ACTIVITY

1.1.1 Beauty

The Beauty Division expanded 7.6%[(2)], driven largely by excellent gains in skin care products.

Several new initiatives primarily on the Face segment such as the renewal of the moisturizing line, the success of *Younger Longer Balm* and positive responses to *Tinted Creams* of the Super Restorative line, contributed to robust growth of 10.6%[(2)] for **Skin care of the Clarins brand.**

Make-up sales declined 9.6%[(2)] after expanding 25.0%[(2)] in the 2007 first-half fueled by the placement of the new line. This deceleration nevertheless slowed its pace in relation to the end of the first quarter thanks to the launch of the seasonal collection *Summer Fever* and ten new shades proposed for *Joli Rouge*, the Clarins new range of lipsticks.

The contribution of new brands (**My Blend, Kibio** and **Azzaro Skin Force**) to the Beauty Division remained marginal at 0.4% of sales.

(1) For a more detailed presentation, refer to the Letter to Shareholders of July 28, 2008

(2) At constant exchange rates

1.1.2 Perfumes

In a highly competitive environment, **Perfumes declined 3.7%[(1)]**, reflecting a high comparison basis from the launch of the *Azzaro Now* fragrance duo, *Eau de Star* and *Ice Men* in the 2007 first-half.

Thierry Mugler net sales declined 9.2%[(1)]. *Angel* that has continued to perform well will receive a further boost in the second half from its new muse, actress **Naomi Watts.** *Alien* has gradually gained ground to become the brand's second pillar in women's fragrances with sales growth of 27.3%[(1)]. The classic men's fragrance *A*Men* has also performed well with gains of 13.0%[(1)].

The first half inaugurated the launch of Thierry Mugler Beauty, a new range combining a selected make-up line "*The Art of Metamorphosis*" associated with a collection of five fragrances "*Miroir, Miroir*!". The line has received excellent press coverage.

Azzaro Perfumes increased 3.6%[(1)]. *Azzaro Pour Homme* has continued to perform well while *Chrome* has benefited from extended rollout of *Chrome Legend* launched in the United States in the 2007 second half.

Distribution sales increased 11.8%[(1)] in the first half thanks to new initiatives undertaken by distributed brands.

1.2 NET SALES BY GEOGRAPHICAL AREA

Net sales by region (excl. Stella Cadente)	1st half 2008	1st half 2007	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Europe	312.9	322.9	-3.1	-0.2
North America	70.1	72.3	-3.1	+8.1
Asia	57.0	55.3	+3.0	+15.0
Other Countries [(2)]	45.7	43.8	+4.2	+15.1
Consolidated total	**485.7**	**494.3**	**-1.8**	**+4.1**

1.2.1 Europe

Europe has entered a difficult period with key economic indicators pointing to unfavourable trends: an inflationary environment, rising interest rates, weak spending power, fluctuating real estate prices, the adverse impact of the strong euro on tourism. All these factors combined have created an unfavourable environment for the cosmetics industry resulting in weaker sell-out figures at points of sales.

(1) At constant exchange rates
(2) "Other countries" include chiefly Australia, the Middle East, Latin America and Africa

In this context Group sales in Europe have remained flat (-0.2%[1]) and trends in the second quarter (though with Mother's Day and Father's Day) have shown no sign of improvement.
In addition, Group sales were also adversely affected by the high comparison basis for Make-up and Perfumes. In contrast Clarins skin care products performed well in all markets benefiting chiefly from the reformulation of the Moisturizing line.

Excluding Switzerland and Eastern Europe, all countries experienced slowdowns.

1.2.2 North America

Sales in **North America grew 8.1%[1].**

Group sales advanced significantly **in the United States (+11.2%[1])** despite the country's economic slowdown. The successful launches of *Younger Longer Balm* and the new line of moisturizers combined with several promotional initiatives contributed to a strong upturn in Clarins sales despite difficulties in the make-up segment.
Mugler Perfumes (in particular for *Alien*) also benefited from improved trends in the distribution sector and the opening of new doors.
For Azzaro Perfumes, the performance of *Chrome Legend* enabled the *Chrome* range to achieve 6% growth in retail sales (Source: NPD) and recover its position among the top ten selling men's fragrances.

1.2.3 Asia

Growth of 15.0%[1] in Asia reflects the excellent trends in most countries of the region.
The Clarins brand benefited in all markets from the successful reformulation of the moisturizing line, three new products launched in the White Plus range and *Younger Longer Balm* that was supported by several advertising campaigns.

1.2.4 Other Countries

Sales in Other Countries remained robust with growth of 15.1%[1].

Group sales expanded 24.4%[1] in the **Middle East** as consumer spending has surged in response to the sharp increase in the price of oil. In addition, initiatives launched by the Group in Latin America continued to produce results leading to a further expansion of 13.4%[1].

2. CONSOLIDATED RESULTS

2.1 OPERATING PROFIT

The Group had operating profit of €27.8 million, down 32.0% largely due **to a negative translation effect of €10.4 million.** At constant exchange rates, this decline was only 6.6% and reflected sustained increases in selling and administrative expenses and efforts devoted to develop new brands.

---

[1] At constant exchange rates

Despite the challenging market environment, **the Group has maintained advertising and promotional investments** through several initiatives: measures to support sales growth in the US market for the Clarins brand, the opening of commercial internet sites for online sales in several countries, television advertising campaigns for fragrance brands, a new icon to personify the Thierry Mugler brand, Naomi Watts, the addition of new boutiques...
These initiatives reflect the Group's commitment to developing long-term growth for its brands. **Selling expenses as a percentage of sales increased in consequence from 50.7% to 51.5% at constant exchange rates.**

At the same time, **administrative expenses rose as a percentage of sales to 10.5% versus 9.8%** in the 2007 first half. This reflects the adoption of a new administrative organization with new management, the creation of a Sustainable Development department, new premises and the recognition of expenses in connection with the grant of bonus shares in accordance with IFRS 2.

Manufacturing costs highlighted a positive trend, declining at constant exchange rates as a percentage of sales from 31.0% in the 2007 first half to 30.7%. This improvement benefited from the skin care's increase in the product mix accompanied by the decrease in make-up and perfumes characterized by higher manufacturing cost prices.

Overall, the operating margin retreated from 8.3% to 5.7%. Excluding translation effects and impact of new brands, the operating margin was 8.1%

The following table presents operating income for the Group's two divisions:

Operating profit by activity (excluding Stella Cadente)	June 30, 2008		June 30, 2007 (pro forma)		Change at average exchange rates	Change at constant exchange rates
	In € million	Margin [(1)]	In € million	Margin [(1)]	In %	
Beauty	26.6	7.7 %	30.1	8.8%	- 11.7	+ 12.4
Perfumes	1.2	0.9 %	10.7	7.0%	- 88.9	- 60.2
Total	**27.8**	**5.7 %**	**40.8**	**8.3%**	**- 32.0**	**- 6.6**

The Beauty Division, despite launches of My Blend, Kibio and Azzaro Skin Force (a skin care line for men) has continued to do well with an operating margin of 7.7% (9.2% at constant exchange rates) with a good performance for skin care by the Clarins brand and success in reducing operating losses in the US market. In addition, in the 2007 first half, the Group had allocated a significant advertising budget to launch the new make-up line.

The Perfume Division achieved a margin of only 0.9% (2.9% at constant exchange rates) in response to weak sales, significant media spending (magazine and TV) to launch *Chrome Legend* and substantial investments for Thierry Mugler for the launch of the "*Miroir, Miroir*" collection and "media events" highlighting the brand's new icon, Naomi Watts. In addition, the weak dollar also had a significant impact given the importance of the American market and the travel retail distribution channel for Azzaro and Mugler.

---

(1) Operating profit/Net sales

2.2 NET PROFIT – GROUP SHARE

Net profit declined 34.7% at average exchange rates and 13.8% at constant exchange rates.

Financial income of €3.3 million compared with €0.8 million benefited from the significant improvement in the average cash balance for the 2008 first half compared to equivalent prior-year period.

Other financial expenses totalled €1.2 million versus income of €0.6 million in the prior year first half. This included a non-recurring dividend of €1.5 million from L'Occitane recognized in the 2007 first half.

A currency gain of €1.4 million was recorded thanks to the revaluation of US Dollar and Sterling Pound hedging instruments.

Finally, following the **discontinuation of the license agreement with Stella Cadente** and in accordance with IFRS 5, earnings from Stella Cadente were reclassified in the income statement in a separate line under "Net result of discontinued activities". On this basis, the Group recorded a total loss of €3.4 million.
Excluding this item, Net result – Group share declined 27.1% at average exchange rates and 6.7% at constant exchange rates.

3. BALANCE SHEET AND CASH FLOW

Group cash flow increased 8.1% to €58.4 million though was not sufficient to meet requirements for operations and the payment of the dividend of €33.1 million on June 9 of this year.
This resulted in a negative free cash flow of €36.6 million that reduced the Group net cash balance from €185.0 million to €148.4 million.

Working capital requirements increased €36.4 million primarily in response to an increase in inventory levels to prepare for the marketing plan of the second half.

Capital expenditures of €24.4 million included principally costs associated with buildings, fixtures and the renovation of stands in department stores. In addition, as with the Porsche Design and David Yurman license agreements, in strict compliance with IFRS, the Group recognized €3.9 million under financial debt as a liability reflecting the minimum guaranteed royalties payable under the license agreement concluded with Swarovski last March.

Financial investments of €1 million represented the payment of the last tranche of the Kibio convertible bond issue.

Finally, the **Group's balance sheet remains very solid** with stockholders' equity of €844.7 million that includes the amount from the revaluation of the residual 10.05% stake in L'Occitane Group.

4. 2008 FULL YEAR OUTLOOK

In the 2008 second-half, **new brands will be launched by the Perfume Division:**

- ***The Essence* by Porsche Design:** the first men's fragrance license for the accessories brand will be launched in October 2008 in North America and Europe;
- Launch of the ***David Yurman eau de parfum* in the US**: the first women's fragrance of this exclusively US brand to be proposed at more than 200 doors of the most selective department stores before expanding its distribution in 2009.

Several launches for the existing brands are also scheduled:

- The extension of the Extra-Firming line will be pursued through the addition of three new products: ***Tightening Lift Botanical Serum***, ***Lip & Contour Gentle Exfoliator*** and ***Lip & Contour Balm***;
- New formulations of ***Satin Smooth Body Lotion*** and ***Renew-Plus Body Serum*** will boost the Body segment;
- Specially designed for the Asian market, the ***Aqua Essences*** (***Aqua Essence Morning Energy*** and ***Aqua Essence Evening Infusion***) and ***Shaping Facial Lift Wrap***, an ideal supplement to the daily care products *Shaping Facial Lift* and *Defining Eye Lift*;
- Make-up will rollout the Fall-Winter collection ***Jazzy Colours*** and ***Instant Smooth Perfecting Touch*** will build on its success with the addition of a **foundation version**;
- A collection of ***Parfums Corps*** products will provide further momentum to ***Angel*** as will the new advertising campaign featuring Naomi Watts (see above).

Despite this pipeline, the **Group anticipates sales growth in 2008 of 4%** at constant exchange rates, at the lower end of the initial 4%-6% guidance range. The uncertain economic outlook and the general sluggishness of the cosmetics market does not at present provide grounds for optimism.

Group earnings should continue to be adversely affected by:

- **Unfavourable foreign exchange trends** notably for the US dollar and, since the beginning of this year, the sterling pound;
- **The launch of four new brands**: Porsche Design, David Yurman, My Blend and Kibio, in the second half;
- **The Group's determination to pursue the advertising and promotional efforts** initiated in 2007.

5. POST-CLOSING EVENTS

The main event of the 2008 first half (June 27) was the filing with the AMF, the French financial market authority, by Credit Mutuel-CIC, acting on behalf of the Courtin family through its holding company, Financière F.C., a simplified tender bid proposal (*Offre Publique d'Achat Simplifiée* or OPAS) for Clarins shares to delist the company.

The tender bid is for all Clarins share capital that Financière F.C. does not yet own at a price of €55.50 per share representing a premium of 30.5% in relation to the weighted average price for volumes traded in the month preceding the offer.

In compliance with stock market regulations, Clarins filed a draft offer document (*note en réponse*) in which Supervisory Board indicated that it approved the proposed tender after it ensured with an independent expert that the terms of the offer proposed to shareholders were fair. **On August 1, 2008 the AMF certified the compliance of the bid filed by Financière F.C/ (Approval No. 08-164) as well as the draft offer document (No. 08-165) and on August 5 published the timetable for the tender bid that runs for the period from August 6 to the close of the market on September 16, 2008.**

If at the end of this period, the remaining Clarins shares still not held by Financière F.C. do not represent more than 5% of the Company's share capital or voting rights, Financière F.C. will request within a maximum period of three months to proceed with a compulsory buyout at a price of €55.50 per share in compliance with articles L. 433-4 III of the French Monetary and Financial Code and 237-14 *et seq.* of the AMF General Regulation.

CONSOLIDATED STATEMENT OF INCOME

(In € thousand)	06/30/2008	06/30/2007 like-for-like (1)	Change at average exchange rates	Change at constant exchange rates	06/30/2007	12/31/2007
NET SALES	485,674	494,341	(1.8%)	4.1%	494,597	1,007,521
OPERATING EXPENSES						
Manufacturing costs	(155,890)	(153,417)	1.6%	3.0%	(153,992)	(308,148)
Selling expenses	(250,446)	(250,816)	(0.1%)	5.8%	(251,308)	(488,895)
Administrative expenses	(52,301)	(48,543)	7.7%	11.1%	(48,602)	(98,587)
OPERATING INCOME BEFORE NON-RECURRING ITEMS	27,037	41,565	(35.0%)	(10.0%)	40,695	111,891
Other operating incomes (expenses)	746	(721)	N/S	N/S	(721)	(480)
Depreciation of trademarks and goodwill	0	0			0	0
TOTAL OPERATING EXPENSES	(457,891)	(453,496)	1.0%	5.1%	(454,623)	(896,110)
OPERATING INCOME	27,783	40,844	(32.0%)	(6.6%)	39,974	111,411
Cash and cash equivalents incomes	5,103	3,432	48.7%	52.9%	3,432	9,301
Debt cost	(1,830)	(2,667)	(31.4%)	(31.3%)	(2,667)	(5,924)
NET DEBT COST	3,273	765	N/S		765	3,377
Other financial incomes (expenses)	(1,235)	604	N/S		604	(1,292)
Gain (loss) on exchange (net)	1,446	550	162.9%	(100.0%)	550	770
Provision for income taxes	(3,466)	(5,503)	(37.0%)	(18.1%)	(5,503)	(25,699)
NET INCOME OF FULLY CONSOLIDATED COMPANIES	27,801	37,260	(25.4%)	(5.7%)	36,390	88,567
Group's equity in net income (losses) of associated companies	(480)	247	N/S	N/S	247	2,179
Net result of discontinued activities	(3,388)	(870)	N/S	N/S	0	0
NET INCOME	23,933	36,637	(34.7%)	(13.8%)	36,637	90,746
Group share	24,005	36,704	(34.6%)	(13.8%)	36,704	90,661
Minority interests	(72)	(67)	7.5%	13.8%	(67)	85
Weighted average number of shares outstanding during the period	38,919,078	38,637,828	-	-	38,637,828	38,724,206
GROUP SHARE EARNING PER SHARE (in €)	0,62 €	0,95 €	-	-	0,95 €	2,34 €
GROUP SHARE FULLY DILUTED EARNING PER SHARE (in €)	0,61 €	0,94 €	-	-	0,94 €	2,30 €

(1) Excluding Stella Cadente up to Net income of fully consolidated companies

BALANCE SHEET

ASSETS

In € thousand	06/30/2008	12/31/2007	06/30/2007
NON CURRENT ASSETS			
Goodwill	19,678	19,678	19,678
Intangible assets	88,229	86,562	78,720
Property, plant and equipment	196,266	198,862	193,998
Equity - accounted investments	11,687	12,536	9,866
Shareholdings in non-consolidated companies	87,835	52,235	51,693
Other financial non-current assets	13,520	13,704	12,897
Deferred income taxes	5,608	6,007	14,647
TOTAL NON CURRENT ASSETS	**422,823**	**389,584**	**381,499**
CURRENT ASSETS			
Inventories	170,016	151,429	162,068
Accounts and notes receivable-trade	251,667	262,635	239,727
Other receivables	17,580	27,393	26,951
Current income taxes	9,331	12,394	8,618
Other financial assets	14,448	9,002	4,877
Cash and cash equivalents	301,461	319,705	327,619
Prepayments	83,805	83,907	79,403
TOTAL CURRENT ASSETS	**848,308**	**866,465**	**849,263**
TOTAL ASSETS	**1,271,131**	**1,256,049**	**1,230,762**

LIABILITIES AND STOCKHOLDERS' EQUITY

In € thousand	06/30/2008	12/31/2007	06/30/2007
STOCKHOLDERS' EQUITY			
Common stock	326,038	326,038	326,038
Additional paid-in capital	4,975	4,975	4,975
Retained earnings	614,644	587,175	532,747
Translation reserve	(38,015)	(30,126)	(21,100)
STOCKHOLDERS' EQUITY INCLUDING TREASURY STOCKS	**907,642**	**888,062**	**842,660**
Treasury stocks	(62,947)	(64,142)	(69,464)
TOTAL STOCKHOLDERS' EQUITY EXCLUDING TREASURY STOCKS	**844,695**	**823,920**	**773,196**
Minority interests in net asset of consolidated subsidiaries	1,085	1,159	1,001
TOTAL STOCKHOLDERS' EQUITY	**845,780**	**825,079**	**774,197**
NON CURRENT LIABILITIES	**81,263**	**81,196**	**73,782**
Provision for contingency	19,468	18,322	18,905
Long term debts	43,053	40,542	34,190
Employee profit sharing plan	7,667	9,837	9,051
Deferred income taxes	11,075	12,495	11,636
CURRENT LIABILITIES	**344,088**	**349,774**	**382,783**
Provision for contingency	13,136	19,095	8,345
Current income taxes	9,186	8,794	13,806
Short-term borrowings	81,499	62,508	136,196
Other financial liabilities	225	200	981
Accounts and notes payable - trade	120,738	123,147	104,528
Other current liabilities	98,510	114,230	99,937
Bank overdrafts	20,794	21,800	18,990
TOTAL DEBTS	**425,351**	**430,970**	**456,565**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**1,271,131**	**1,256,049**	**1,230,762**

CONSOLIDATED STATEMENT OF CASH FLOWS

In € thousand	06/30/2008	12/31/2007	06/30/2007
Cash flows from operating activities			
Net income	24,005	90,661	36,704
Depreciation of property, plant and equipment	17,560	33,892	15,493
Amortization of intangible assets and other non-current assets	5,615	2,093	846
Fair value adjustments of financial instruments	0	0	0
Provision for loss on current assets	8,917	3,773	1,319
Increase (decrease) in non current provision for contingency	1,273	(1,920)	(2,405)
Minority interests in consolidated subsidiaries' net income	(72)	85	(67)
Group's equity in net (income) or losses of associated companies, net of dividends received	1,094	85	2,052
(Gain) loss on sale of fixed assets	25	220	104
Cash flows from operating activities	**58,417**	**128,889**	**54,046**
(Increase) decrease in net current working capital	(36,410)	(13,778)	(32,196)
Net cash provided by operating activities	**22,007**	**115,111**	**21,850**
Cash flows from investing activities			
Proceeds from sale of fixed assets	1,794	135,420	134,854
Capital expenditures	(18,194)	(60,712)	(33,893)
Purchases of intangible assets	(6,215)	(13,294)	(4,159)
Acquisitions of subsidiaries, net of cash acquired	(1,000)	(2,836)	(1,000)
Other investing activities	(43)	(88)	80
Net cash used in investing activities	**(23,658)**	**58,490**	**95,882**
Cash flows from financing activities			
Proceeds from issuance of long-term debt	4,950	23,745	15,697
Decrease in long-term debt	(2,600)	(3,788)	(1,537)
Increase (decrease) in short-term borrowings	19,177	(62,569)	11,000
Dividends paid by the Parent Company	(33,094)	(52,311)	(52,311)
Sale (purchase) of Treasury stock	1,195	16,231	10,735
Loans to associated companies	(898)	1,362	(52)
Capital increase resulting from exercise of stock options	0	0	0
Other financing activities	37	(278)	(1,258)
Net cash provided by financing activities	**(11,233)**	**(77,608)**	**(17,726)**
Effect of exchange rate changes on cash	(4,354)	(8,096)	(1,385)
Net change in cash and cash equivalents	**(17,238)**	**87,897**	**98,621**
Cash and cash equivalents at beginning of year (1)	**297,905**	**210,008**	**210,008**
Cash and cash equivalents at end of year (1)	**280,667**	**297,905**	**308,629**

(1) Cash and cash equivalents includes cash and cash equivalents net of bank overdrafts.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

In € thousands	Number of shares in capital	Common stock	Additional paid-in capital	Retained earnings	Translation reserve	Treasury stocks	Stockholders' equity before minority interests	Minority interests	TOTAL
Balance as of December 31, 2005	40,564,225	324,514	1,117	357,707	(10,555)	(87,365)	585,418	933	586,351
Change in capital									
Exercise of stock options	190,502	1,524	3,858				5,382		5,382
Change in Treasury stocks						7,166	7,166		7,166
2006 Net profit				223,327			223,327	266	223,593
Dividends for 2005				(32,695)			(32,695)		(32,695)
Change in scope				50			50	(130)	(80)
Results recorded through stockholders' equity									
2006 change in translation reserve					(7,956)		(7,956)		(7,956)
Balance as of December 31, 2006	40,754,727	326,038	4,975	548,389	(18,511)	(80,199)	780,692	1,069	781,761
Change in capital									
Exercise of stock options	0						0		0
Change in Treasury stocks						16,057	16,057		16,057
Bonus share plan				262			262		262
2007 Net profit				90,661			90,661	85	90,746
Dividends for 2006				(52,311)			(52,311)		(52,311)
Change in scope							0		0
Results recorded through stockholders' equity									
Gain/loss on Treasury stocks' sales				174			174		174
2007 change in translation reserve					(11,615)		(11,615)	5	(11,610)
Balance as of December 31, 2007	40,754,727	326,038	4,975	587,175	(30,126)	(64,142)	823,920	1,159	825,079
Change in capital									
Exercise of stock options	0						0		0
Change in Treasury stocks						1,195	1,195		1,195
Bonus share plan				865			865		865
2008 Half-year net profit				24,005			24,005	(72)	23,933
Dividends for 2007				(33,094)			(33,094)		(33,094)
Results recorded through stockholders' equity									
Gain/loss on Treasury stocks' sales				93			93		93
Financial assets revaluation				35,600			35,600		35,600
2008 half-year change in translation reserve					(7,889)		(7,889)	(2)	(7,891)
Balance as of June 30, 2008	40,754,727	326,038	4,975	614,644	(38,015)	(62,947)	844,695	1,085	845,780

END